UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited, 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated March 2, 2022, reporting the Company’s financial results for the three months and year ended December 31, 2021.
Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated February 10, 2022, announcing that the Company’s Board of Directors declared a quarterly dividend per common share for the fourth quarter of 2021.
Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated January 25, 2022, announcing an update on recent chartering and refinancing activity.
Attached to this Report as Exhibit 99.4 is a copy of the press release of the Company, dated December 13, 2021, announcing that the Company’s Board of Directors declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.
Attached to this Report as Exhibit 99.5 is a copy of the press release of the Company, dated November 22, 2021, announcing new multi-year charters and an increased quarterly dividend.
The information contained in Exhibits 99.2, 99.3, 99.4, and 99.5 of this Report, excluding the commentary of George Youroukos, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343, 333-235305 and 333-258800) and Form S-8 (File No. 333-258992).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: March 4, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer